FRIDAY, ELREDGE & CLARK

June 18, 2007

Nicholas P. Panos
Special Counsel, Office of Mergers and Acquisitions
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-0303

RE: BNL Financial Corporation
Schedule TO-I filed May 17 and 18, 2007
Schedule 13E-3 filed May 18, 2007
File No. 5-79893

Dear Mr. Panos:

On behalf of BNL Financial Corporation (“BNL”), we are further responding to your letter dated June 5, 2007, (“Comment Letter”) pertaining to its above referenced filing.

Company Acknowledgement

Attached is the Company’s Acknowledgement responding to such portion of the Comment Letter.

Very truly yours,

/S/ Larry W. Burks

Larry W. Burks

LWB:skj
Enclosures

BNL FINANCIAL CORPORATION
COMPANY STATEMENT
RE: SEC COMMENT LETTER OF JUNE 5, 2007

BNL Financial Corporation (the “Company”), SEC File Number 0-16880, by and through its undersigned officer, Wayne E. Ahart, Chairman of the Board Directors and Chief Executive Officer, makes and gives this Statement in conjunction with responding to the letter dated June 5, 2007, from Nicholas P. Panos, Special Counsel, Office of Mergers and Acquisitions, Division of Corporation Finance, United States Securities and Exchange Commission ("SEC") (the “SEC Comment Letter”), commenting on the Company’s combined Schedule TO (issuer tender offer) filed May 17 and 18, 2007, and Schedule 13E-3 (possible going private) filed May 18, 2007, File No. 5-79893 (the "Filing"), as follows:

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing; and

2.	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the Filing.

                            June 18, 2007

BNL Financial Corporation

By: /s/ Wayne E. Ahart
Wayne E. Ahart
Chairman of the Board of Directors and
Chief Executive Officer